Keells Consultants

Keells Consultants Limited

P.O.Box 76, 130, Glennie Street,
Colombo 2, Sri Lanka. Tel : 421101, 327206
Grams : "JOHNKEELL"

Telex : 21389 KEELLS CE
21582 WTMSL CE
21228 WALKINN CE
Telefax : 447087

October 1, 2003

Attn: Special Counsel Office of International
Corporate Finance
Securities & Commssions Exchange
Division of Corporate Finance
Fifth Street NW
Washington DC 20549
USA

Dear Sir,

JOHN KEELLS HOLDINGS LIMITED

Please find enclosed the following document:

1) Circular to Shareholders

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

SECRETARIES

John Keells Holdings

JOHN KEELLS HOLDINGS LIMITED

THIS DOCUMENT IS OF VALUE

29th September 2003

CIRCULAR TO SHAREHOLDERS

Dear Sir/Madam

INCREASE IN AUTHORISED SHARE CAPITAL AND THE PRIVATE PLACEMENT OF UPTO 24,000,000 ORDINARY SHARES

As you are aware, your Board of Directors have been actively pursuing investment opportunities which fit its core business Sectors and it is in pursuit of that objective that the Company recently acquired 60.5% of the Asian Hotels Corporation Limited.

We believe that this investment will generate superior returns to our shareholders in view of the synergies generated within the Leisure and Real Estate Sectors of the Group.

In the context of the acquisition of the majority interest in Asian Hotels Corporation Limited and the objective of the Company in pursuing investments that create superior shareholder value, your Board of Directors have, as you are aware, recommended to the shareholders, at a meeting held on 23 September 2003, the Private Placement of upto Twenty Four Million (24,000,000) Ordinary Shares of Rs 10/= each, subject to the terms and conditions explained hereinafter to leverage the strong investor sentiment in the Colombo Stock Exchange and John Keells Holdings Limited, in particular. The Board of Directors have also announced a Rights Issue of one (1) Ordinary Share for every seven (7) Ordinary Shares existing after the Private Placement at a premium of Rupees Sixty Five (Rs. 65/=).

The Twenty Four Million (24,000,000) shares when issued will rank pari passu in all respects with the existing issued Ordinary Shares of the Company including the right to participate in any dividend declared or rights issued after the date of the issue, including the Rights issue of one (1) ordinary share for every seven (7) ordinary shares, aforesaid, announced by the Board of Directors on 24 September 2003.

The price of the Twenty Four Million (24,000,000) shares shall be dependent on the performance of the share in the four (4) weeks prior to the placement and be based on the closing market price of an Ordinary Share in the Colombo Stock Exchange as at the closure date. The final price will be determined by the Board of Directors of the Company in the best interests of the Company.

The private placement will be carried out by the Company through a combination of road shows and book building.

The proceeds from the Private Placement and from the Rights Issue will be used to reduce the total debt component of the Company following the acquisition of Asian Hotels Corporation Limited (AHC) and to finance new investments in the future.

To give effect to the above the Board of Directors recommend:

a. An increase in the authorised share capital of John Keells Holdings Limited from Rupees Three Billion (Rs 3,000,000,000) to Rupees Ten Billion (Rs 10,000,000,000), which your Board of Directors would require to accommodate issues of new shares in the future; and

b. The issue upto Twenty Four Million (24,000,000) Ordinary Shares of Rs 10/= each as a private placement.

The requisite resolutions to give effect to the above are set out in the attached notice convening an Extraordinary General Meeting to be held for this purpose.

An application has been made to the Colombo Stock Exchange for a quotation of new Ordinary Shares and this application has been provisionally approved.

Once the shareholders have passed the requisite resolutions, the Board will allot the new shares to such persons or bodies Board of Directors may deem fit and appropriate.

By Order of the Board
JOHN KEELLS HOLDINGS LIMITED

Secretaries
KEELLS CONSULTANTS LIMITED

JOHN KEELLS HOLDINGS LIMITED

NOTICE is hereby given that an Extraordinary General Meeting of the Company will be held at the Human Resources Auditorium, 130, Glennie Street Colombo 2 on the 21st of October 2003 at 10.30 am for the purpose of considering and if thought fit passing the following resolutions:

1. AS AN ORDINARY RESOLUTION

That the authorised share capital of. the Company be increased from Rupees Three Billion (Rs 3,000,000,000) to Rupees Ten Billion (Rs 10,000,000,000) by the creation of Seven Hundred Million (700,000,000) additional Ordinary Shares of Rupees Ten (Rs 10/=) each.

2. AS A SPECIAL RESOLUTION

That notwithstanding anything to the contrary contained in the Articles of Association of John Keells Holdings Limited the Board of Directors be authorised to issue upto Twenty Four Million (24,000,000) Ordinary Shares of Rupees Ten (Rs 10/=) each, ranking pari passu with the existing issued Ordinary Shares to such persons or bodies at such time and quantity and in such manner and subject to such terms and conditions as the Board of Directors may think fit and appropriate. The price at which the said shares shall be offered shall be based on the closing market price of an Ordinary Share in the Colombo Stock Exchange as at the closure date as determined by the Board of Directors of the Company, for the placement of the said Twenty Four Million Ordinary Shares aforesaid.

By Order of the Board
KEELLS CONSULTANTS LIMITED
Secretaries

Colombo
29th September 2003

NOTE:

(1) A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIM.

(2) A PROXY NEED NOT BE A MEMBER OF THE COMPANY

(3) A FORM OF PROXY ACCOMPANIES THIS NOTICE

FORM OF PROXY

JOHN KEELLS HOLDINGS LIMITED

I/We .... of ....

.................................., being a member/members of John Keells Holdings Limited hereby appoint:-

MR VIVENDRA LINTOTAWELA	of Colombo	or failing him
MR SUSANTHA CHAMINDA RATNAYAKE	of Colombo	or failing him
MR AJIT DAMON GUNEWARDENE	of Colombo	or failing him
MR GERARD SUMITHRA ABEYWARDENE GUNESEKERA	of Colombo	or failing him
MR JAMES RONNIE FELITUS PEIRIS	of Colombo	or failing him
MR EMMANUEL FRANKLYN GAMINI AMERASINGHE	of Colombo	or failing him
MR SARAVANAMUTHU EASPARATHASAN	of Colombo	or failing him
MR TARUN DAS	of Delhi. India	or failing him
MR NIHAL CHANDRA VITHARANA	of Colombo	

as my/our proxy to represent me/us and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company, to be held on the 21st October 2003 at the Human Resources Division Auditorium, 130, Glennie Street Colombo 2 at 10.30 am and at every poll which may be taken in consequence of the aforesaid meeting and at any adjournment thereof.

I/We, the undersigned, hereby direct my/our proxy to vote for me/us and on my/our behalf on the specified Resolutions as indicated by the letter "X" in the appropriate cage.

	For	**Against**
Resolution 1	☐	☐
Resolution 2	☐	☐

Signed this..........................day of.......................................Two Thousand and Three.

Signature of Shareholder

Note:

Instructions regarding completion appear on the reverse hereof.

INSTRUCTIONS AS TO COMPLETION

1. Please perfect the Form of Proxy after filling in legibly your full name and address by signing in the space provided and filling in the date of signature.

2. Please return the completed form of proxy to the Company, after indicating your instructions by the letter "X" in the boxes given against the resolution in the body of the form overleaf. If there is any doubt as to how the Proxy should vote, the Proxy holder will vote as he/she thinks fit.

3. The completed Form of Proxy must be deposited at the Registered Office of the Company at No. 130 Glennie Street, Colombo 2, not less than 48 hours before the time appointed for holding the Meeting.

4. If the Form of Proxy is signed by an Attorney, the relative Power of Attorney should accompany the completed Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

5. If a Shareholder is a body corporate, the proxy must be executed under its Common Seal or by its authorised attorney in the manner prescribed by its Articles of Association or Constitution.